Arkonis Capital LLC

Statement of Financial Condition

June 30, 2021

ASSETS

Cash	$	18,772
TOTAL ASSETS	$	18,772

LIABILITIES AND MEMBER'S EQUITY

Due to related parties	$	1,698
Member's Equity		
Member's capital		46,804
Deficit accumulated in the development stage		(29,730)
Total member's equity		17,074
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	18,772